CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                                    JUNE                 JUNE
                                                    1999                 1998
                                               ----------           ---------


Earnings
 Net Income                                      $756,826             $744,955
 Federal Income Tax                               726,998              462,018
 Federal Income Tax Deferred                     (279,314)             (60,780)
 Investment Tax Credits Deferred                   (8,594)              (8,770)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,195,916            1,137,423

Fixed Charges*                                    338,556              355,319
                                               ----------           ----------

    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,534,472           $1,492,742
                                               ==========           ==========



* Fixed Charges

 Interest on Long-Term Debt                      $290,520             $303,379
 Amort. of Debt Discount, Premium & Expense        13,771               12,878
 Interest on Component of Rentals                  18,283               18,367
 Other Interest                                    15,982               20,695
                                               ----------           ----------

    Total Fixed Charges                          $338,556             $355,319
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.53                 4.20